Exhibit 34

FOR IMMEDIATE RELEASE
Nicholas Nicholas Financial, Inc. Corporate Headquarters 2454 McMullen-Booth Rd. Building C, Suite 501 Clearwater, FL 33759	Contact: Ralph Finkenbrink Sr. Vice President, CFO Ph # - 727-726-0763	NASDAQ: NICK Web site: www.nicholasfinancial.com
Nicholas Financial Reports Record 3rd Quarter Results

Clearwater, Florida - January 25, 2006 - Nicholas Financial, Inc. (NASDAQ: NICK)

•	Net income increased to $2.7 million, $0.26 per share
•	Loan origination increased 42% from the December 2004 quarter
•	Credit losses of 5.47% improved from prior year

Nicholas Financial, Inc. announced that net income increased 23% to $2,718,000 for the three months ended December 31, 2005 as compared to $2,214,000 for the three months ended December 31, 2004. Diluted earnings per share increased 24% to $0.26 for the three months ended December 31, 2005 as compared to $0.21 for the three months ended December 31, 2004. Revenue increased 30% to $11,107,000 for the three months ended December 31, 2005 as compared to $8,541,000 for the three months ended December 31, 2004. “These results are a direct reflection of our disciplined underwriting coupled with record low charge-offs and strong loan origination growth”, according to Peter L. Vosotas, Chairman and CEO of the Company.

Net income increased 33% to $7,621,000 for the nine months ended December 31, 2005 as compared to $5,712,000 for the nine months ended December 31, 2004. Diluted earnings per share increased 28% to $0.73 for the nine months ended December 31, 2005 as compared to $0.57 for the nine months ended December 31, 2004. Revenue increased 29% to $30,506,000 for the nine months ended December 31, 2005 as compared to $23,651,000 for the nine months ended December 31, 2004.

Founded in 1985, with assets of $141,982,000 as of December 31, 2005, Nicholas Financial, Inc. is one of the largest publicly traded specialty consumer finance companies based in the Southeast. The Company presently operates out of 42 branch locations in both the Southeast and the Mid-West States. The Company has approximately 10,000,000 shares of common stock outstanding. For an index of Nicholas Financial Inc.’s news releases or to obtain a specific release, visit our web site at www.nicholasfinancial.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that involve risks and uncertainties including competitive factors, the management of growth, and other risks detailed from time to time in the Company’s filings and reports with the Securities and Exchange Commission including the Company’s Annual Report on Form 10-KSB for the year ended March 31, 2005. Such statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to Company management. Actual events or results may differ materially.

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Nicholas Financial, Inc.

Condensed Consolidated Statements of Income

(Unaudited, Dollars in Thousands, Except Per Share Amounts)

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Revenue:
Interest income on finance receivables	$11,065	$8,485	$30,373	$23,496
Sales	42	56	133	155
	11,107	8,541	30,506	23,651
Expenses:
Operating	4,425	3,506	12,616	9,930
Provision for credit losses	1,172	566	2,432	1,806
Interest expense	1,122	909	3,161	2,720
	6,719	4,981	18,209	14,456

Operating income before income taxes	4,388	3,560	12,297	9,195
Income tax expense	1,670	1,346	4,676	3,483
Net income	$2,718	$2,214	$7,621	$5,712

Earnings per share:
Basic	$0.28	$0.23	$0.77	$0.61
Diluted	$0.26	$0.21	$0.73	$0.57

Weighted average shares	9,875,864	9,771,950	9,866,288	9,340,694

Weighted average shares and assumed dilution	10,461,620	10,394,879	10,470,382	9,944,595

(Historical shares outstanding and earnings per share have been adjusted for the June 17, 2005 stock split)

Condensed Consolidated Balance Sheets
(Unaudited, Dollars in Thousands)

	December 31,	March 31,
	2005	2005

Cash	$1,671	$853
Finance receivables, net	133,039	113,708
Other assets	7,272	6,254

Total assets	$141,982	$120,815

Line of credit	$78,397	$65,331
Other notes payable	600	1,000
Other liabilities	8,142	7,726

Total liabilities	87,139	74,057

Shareholders' equity	54,843	46,758

Total liabilities and
shareholders’ equity	$141,982	$120,815

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	Three months ended		Nine months ended
	December 31,		December 31,
Portfolio Summary	2005	2004	2005	2004

Average finance receivables, net of unearned interest (1)	$153,011,496	$130,157,442	$146,526,954	$127,149,953
Average indebtedness (2)	$76,791,186	$63,908,352	$71,499,601	$63,564,709
Finance revenue (3)	$11,065,071	$8,484,354	$30,372,375	$23,495,609
Interest expense	1,122,358	909,468	3,161,390	2,719,551
Net finance revenue	$9,942,713	$7,574,886	$27,210,985	$20,776,058
Weighted average contractual rate (4)	23.99%	23.80%	24.01%	24.03%
Average cost of borrowed funds (2)	5.85%	5.69%	5.90%	5.70%

Gross portfolio yield (5)	28.93%	26.07%	27.64%	24.63%

Interest expense as a percentage of average finance receivables, net of unearned interest	2.93%	2.79%	2.88%	2.85%

Provision for credit losses as a percentage of average finance receivables, net of unearned interest	3.06%	1.74%	2.21%	1.89%

Net portfolio yield (5)	22.94%	21.54%	22.55%	19.89%

Operating expenses as a percentage of average finance receivables, net of unearned interest (6)	11.41%	10.54%	11.27%	10.18%

Pre-tax yield as a percentage of average finance receivables, net of unearned interest (7)	11.53%	11.00%	11.28%	9.71%

Write-off to liquidation (8)	6.19%	7.45%	5.92%	6.99%

Net charge-off percentage (9)	5.47%	6.52%	5.28%	6.03%

Note:	All three and nine month key performance indicators expressed as percentages have been annualized.
(1)	Average finance receivables, net of unearned interest, represents the average of gross finance receivables, less unearned interest throughout the period.
(2)
Average indebtedness represents the average outstanding borrowings under the Line and notes payable-related party. Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Finance revenue does not include revenue generated by Nicholas Data Services, Inc., (“NDS”) the wholly-owned software subsidiary of Nicholas Financial, Inc.
(4)	Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the period.
(5)
Gross portfolio yield represents finance revenues as a percentage of average finance receivables, net of unearned interest. Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(6)	Operating expenses represent total expenses, less interest expense, the provision for credit losses and operating costs associated with NDS.
(7)	Pre-tax yield represents net portfolio yield minus operating expenses as a percentage of average finance receivables, net of unearned interest.
(8)
Write-off to liquidation percentage is defined as net charge-offs divided by liquidation. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances minus ending receivable balance.

(9)	Net charge-off percentage represents net charge-offs divided by average finance receivables, net of unearned interest, outstanding during the period.

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The following tables present certain information regarding the delinquency rates experienced by the Company with respect to Contracts and under its direct loan program:

	At December 31,
	2005		2004
Contracts
Gross balance outstanding	$203,293,741		$165,583,890

Delinquencies

30 to 59 days	$3,438,414	1.70%	$3,056,372	1.85%
60 to 89 days	1,144,851	0.56%	706,221	0.43%
90 + days	409,335	0.20%	327,077	0.19%

Total delinquencies	$4,992,600	2.46%	$4,089,670	2.47%

Direct Loans
Gross balance outstanding	$7,904,426		$5,583,074

Delinquencies

30 to 59 days	$89,224	1.13%	$61,980	1.11%
60 to 89 days	35,969	0.46%	16,758	0.30%
90 + days	28,087	0.35%	27,475	0.49%

Total delinquencies	$153,280	1.94%	$106,213	1.90%

The following table presents selected information on Contracts purchased by the Company, net of unearned interest:

	Three months ended December 31,		Nine months ended December 31,
Contracts	2005	2004	2005	2004
Purchases	$26,698,595	$18,750,570	$78,186,005	$61,396,597
Weighted APR	23.86%	23.65%	23.88%	23.90%
Average discount	8.90%	8.73%	8.72%	8.72%
Weighted average term (months)	45	45	45	44
Average loan	$8,829	$8,504	$8,811	$8,382
Number of contracts	3,024	2,205	8,874	7,325

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